Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF
POLISHED.COM INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Polished.com Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the Corporation is Polished.com Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on January 10, 2019 under the name 1847 Goedeker Inc. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State on July 30, 2020. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State on December 22, 2021, and a Certificate of Correction of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State on July 7, 2022. A second Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State on July 20, 2022 (the Company’s Amended and Restated Certificate of Incorporation, as amended, is referred to herein as the “Current Certificate”).

SECOND: Pursuant to Section 242(b) of the DGCL, the Board of Directors of the Corporation has duly adopted, and the outstanding stock entitled to vote thereon has approved, the amendments to the Current Certificate set forth in this Certificate of Amendment.

THIRD: Article IV of the Current Certificate is hereby amended and restated as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred million (200,000,000) shares of common stock, $0.0001 par value per share (the “Common Stock”), and twenty million (20,000,000) shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”). All Common Stock of the Corporation shall be of the same class and shall have the same rights and preferences. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

Upon the effectiveness of the certificate of amendment first inserting this paragraph (the “Effective Time”), each 50 shares of Common Stock outstanding immediately prior to the Effective Time shall be automatically combined into (1) outstanding share of Common Stock of the Corporation, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares shall be entitled to cash in lieu of the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to any elimination of fractional share interests.

FOURTH: On October 18, 2023, the Board of Directors of the Corporation determined that each 50 shares of the Corporation’s common stock, par value $0.0001 per share, outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s common stock, par value $0.0001 per share. The Corporation publicly announced this ratio on October 19, 2023.

FIFTH: This Certificate of Amendment shall become effective at 12:01 a.m. (local time in Wilmington, Delaware) on October 20, 2023.

IN WITNESS WHEREOF, Polished.com Inc. has caused this Certificate of Amendment to be signed this 19th day of October, 2023.

POLISHED.COM INC.

By:	/s/ Robert D. Barry
Name:	Robert D. Barry
Title:	Interim Chief Financial Officer and Secretary